SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Beamr Imaging Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 0.05 per share

(Title of Class of Securities)

M1R79L104

(CUSIP Number)

February 12, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M1R79L104

(1)	Name of reporting person Verizon Communications Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 0 (See Item 4)
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 0 (See Item 4)

(9)	Aggregate amount beneficially owned by each reporting person 0 (See Item 4)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0.0% (See Item 4)
(12)	Type of reporting person (see instructions) CO

CUSIP No. M1R79L104

(1)	Name of reporting person Verizon Ventures LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 0 (See Item 4)
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 0 (See Item 4)

(9)	Aggregate amount beneficially owned by each reporting person 0 (See Item 4)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0.0% (See Item 4)
(12)	Type of reporting person (see instructions) OO

Item 1	(a)	Name of Issuer:

Beamr Imaging Ltd. (“Beamr”)

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

10 HaManofim Street Herzeliya, 4672561, Israel

Item 2	(a)	Name of Person Filing:

Verizon Communications Inc. (“Verizon”) Verizon Ventures LLC (“Ventures”)

Item 2	(b)	Address or Principal Business Office or, if None, Residence:

For Verizon: 1095 Avenue of the Americas New York, New York 10036 For Ventures: One Verizon Way Basking Ridge, New Jersey 07920

Item 2	(c)	Citizenship:

Both Verizon and Ventures are incorporated or formed under the laws of the State of Delaware.

Item 2	(d)	Title of Class of Securities:

Ordinary Shares, par value NIS 0.05 per share

Item 2	(e)	CUSIP No.:

M1R79L104

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

(a)   Amount beneficially owned:

As of December 31, 2023, Ventures was the direct beneficial owner of 999,813 ordinary shares, representing 7.7% of the class. These shares were acquired as a result of the conversion of preferred C shares and advance investment agreements in connection with Beamr’s initial public offering of ordinary shares, as described in the Registration Statement on Form F-1, as amended, and related prospectus filed by Beamr. As of February 12, 2024, Ventures no longer owned any ordinary shares.

Ventures is a direct wholly owned subsidiary of Verizon, and by virtue of this relationship, Verizon may be deemed to have had shared power to vote and dispose of, or to direct the vote and disposition of, the ordinary shares that were beneficially owned by Ventures.

(b)   Percent of class:

The responses of the reporting persons to Row (11) of the cover pages of this Schedule 13G are incorporated herein by reference. Calculations of the percentage of ordinary shares beneficially owned are based on 13,051,343 ordinary shares outstanding as of December 31, 2023, as reported in Amendment No. 1 to Beamr’s Registration Statement on Form F-1, filed on January 12, 2024.

(c)   Number of shares as to which the person has:

(i) sole power to vote or to direct the vote, (ii) shared power to vote or to direct the vote, (iii) sole power to dispose or to direct the disposition, and (iv) shared power to dispose or to direct the disposition, in each case are incorporated by reference from the responses of the reporting persons to Rows (5) through (8) of the cover pages of this Schedule 13G and Item 4(a) hereof.

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

Verizon Communications Inc.

/s/ Mary-Lee Stillwell
(Signature)

Mary-Lee Stillwell
Senior Vice President and Controller
(Name/Title)

Verizon Ventures LLC

/s/ Mary-Lee Stillwell
(Signature)

Mary-Lee Stillwell
Chief Financial Officer
(Name/Title)